BANCROFT FUND LTD.

One Corporate Center

Rye, New York 10580-1422

March 5, 2020

VIA EDGAR AND ELECTRONIC MAIL

David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Bancroft Fund Ltd.
(File Nos. 333-235914 and 811-02151)

Dear Mr. Orlic:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bancroft Fund Ltd. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on March 6, 2020, or as soon thereafter as reasonably practicable.

Very truly yours,

Bancroft Fund Ltd.

By:	/s/ Jane D. O’Keeffe
Name: Jane D. O’Keeffe
Title: President (Principal Executive Officer)